UNITED STATES
SECURITIES  AND EXCHANGE  COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2025
Commission File Number: 1-13546
STMicroelectronics N.V.
___________________________________________________________________________________________
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
___________________________________________________________________________________________
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐
Enclosure: A press release dated December 15, 2025, announcing STMicroelectronics and SpaceX celebrate a decade long partnership key to Starlink global connectivity.
STMicroelectronics and SpaceX celebrate a decade-long partnership key to Starlink global connectivity
•A decade of innovation with custom-made chips has enabled a new industry with broadband connectivity for homes and businesses using low Earth orbit satellites.
•Starlink products are co-designed with ST engineers located in France and Italy and manufactured in fabs located in France, Malta and Malaysia.
•ST’s BiCMOS chip technology is leveraged for Starlink high-performing phased-array antennas delivering high-speed internet to over 8 million customers in more than 150 countries.
•Collaboration continues with a focus on ramping up ongoing designs and next-generation satellites and user terminals.
Starbase, Texas, United States & Geneva, Switzerland – December 15, 2025 – As Starlink surpasses
8 million users of its network and terminals for home and business broadband access,
STMicroelectronics, (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, and SpaceX celebrate ten years of collaboration driving innovation with co-design of custom-made components for satellite communication. Over the past decade, the collaboration has produced billions of co-designed products used in millions of Starlink user terminals in addition to over 10,000 Starlink satellites, including Starlink’s latest V3 satellite, which provides more than
1 Tbps of fronthaul throughput.
The Starlink user terminal is the first and only consumer electronics phased array antenna, that delivers reliable high-speed internet by connecting to thousands of Starlink satellites in low Earth orbit. Designed for self-install, Starlink is set up with just two steps, plug it in, point at the sky. SpaceX has pioneered high-rate manufacturing of these complex antennas while maintaining robust supply chain operations and ensuring the timely delivery of Starlink hardware to its expanding global customer base. Today, Starlink produces over 20,000 terminals per day for shipment to customers in more than 150 countries.  ST products have been critical to allow SpaceX to scale production to meet the growing demand for Starlink connectivity globally.
Figure 1| The Starlink Kit arrives with everything you need to get online in minutes.
“Our partnership with STMicroelectronics has been instrumental in enabling the scale and performance of
Starlink. We are excited to continue this journey with ST to deliver the next generation connectivity solutions that make high-speed internet available to more people, helping improve education, healthcare, and business opportunities in places that never had reliable internet before” emphasized Gwynne
Shotwell, President and COO at SpaceX.
“We are proud to celebrate a decade of collaboration with SpaceX. From initial concept to high-volume manufacturing, our close collaboration has been instrumental in realizing SpaceX’s vision and meeting their very ambitious mission. Through co-designing key chips, providing engineering services and delivering high-volume manufacturing, we demonstrate the exceptional value of ST’s innovation and manufacturing capabilities. While supplying billions of products annually for Starlink user terminals, we also contribute critical technologies to in-orbit systems onboard Starlink satellites, underscoring ST’s longstanding expertise in space-grade applications.” said Remi El-Ouazzane, President,
Microcontrollers, Digital ICs, and RF Products Group at STMicroelectronics.
Starlink products are co-designed with ST engineers located in France and Italy, manufactured in fabs located in France and packaged and tested in Malaysia and Malta. The collaboration has focused on products based on BiCMOS technology, for which ST developed a new manufacturing process with
Starlink as lead customer around PLP (panel level packaging) technology to meet the very challenging requirements in terms of volume and quality at competitive costs. The scaling of ST’s PLP operations has already enabled a delivery run rate of over 5 million chips per day to meet the fast ramp-up of Starlink’s operations. In addition, Starlink is also using multiple ST products including STM32, secure elements,
GNSS across its broadband satellites’ constellation, direct-to-cell satellites, ground infrastructure and user terminals.
The collaboration continues beyond this milestone, built on the same deeply collaborative model and focused on next-generation satellites and user terminals. It centers on advancing new generations of key enabling technologies for phased-array antennas powered by ST’s BiCMOS-based solutions.
About Starlink
Starlink is the world’s most advanced satellite constellation in low-Earth orbit, delivering reliable broadband internet capable of supporting streaming, online gaming, video calls, and more. Starlink is engineered and operated by SpaceX. As the world’s leading provider of launch services, and the only provider with an orbital class reusable rocket – SpaceX has deep experience with both spacecraft and on-orbit operations.  Learn more at www.starlink.com and follow @Starlink on X
About STMicroelectronics
At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com
For more information, please contact:
SPACEX
https://www.spacex.com/updates
STMicroelectronics
INVESTOR RELATIONS
Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com
MEDIA RELATIONS
Alexis Breton
Group VP Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	December 15, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer